

January 14, 2015

Via E-mail
Chet Billingsley
Chief Executive Officer
Mentor Capital, Inc.
511 14th Street, Suite A-2, A-4, A-6
Ramona, CA 92065

> **Re: Mentor Capital, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed December 22, 2014**
> **File No. 000-55323**

Dear Mr. Billingsley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you intend to invest in cannabis-related companies. Please provide us with a detailed analysis of whether you are subject to the Investment Company Act of 1940. In your analysis, please discuss whether the company is an investment company under the Investment Company Act, including whether the company holds itself out as being engaged primarily in the business of investing securities. Refer to Section 3(a)(1)(A) of the Investment Company Act. Please note that we may refer your response to the Division of Investment Management for further review.

2.   We note your Form 8-K filing on December 4, 2014 indicating that you have changed accountants. Please provide the information required by Item 14 of Form 10.

Item 1. Business, page 4

3.   We note your response to comment 4 in our letter dated December 15, 2014. Please expand upon your disclosure to describe the business of Waste Consolidators, Inc., GW Pharmaceutical and Full Circle Capital, and disaggregate the amount invested across your Cannabis Index. Please also provide additional disclosure regarding the Cannabis index and how it is utilized in making your business decisions or advise.

4.   We note your disclosure of three probable acquisitions. Please tell us how you determined you are not required to include audited financial statements of these probable acquisitions in accordance with Rule 8-04 of Regulation S-X.

Item 1A. Risk Factors, page 6

5.   We also note your disclosure that you intend to always engage in strictly legal activities, but you may not have control over the companies with whom you do business. We also note your disclosure on page 4 that your general business operations are intended to provide management consultation and headquarters functions for your majority owned portfolio and that such holdings include cannabis-related entities. Please reconcile these disclosures and clarify in your risk factors section the risks to you from engaging in this business, including possible law enforcement consequences under federal and state laws.

Certain Relationships and Related Transactions, and Director Independence, page 17

6.   We note your revision in response to comment 16 in our letter dated December 15, 2014 that Messrs. Billingsley, Shaul, and Blazeck are officers and directors of the Company. We also note your disclosure that with the exception of Mr. Billingsley, all directors are independent directors under NASDAQ Marketplace Rule 4200(a)(15). Please reconcile these disclosures in light of NASDAQ Marketplace Rule 4200(a)(15)(A) or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856, or Wilson Lee, Senior Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Senior Counsel